Delisting Determination, The Nasdaq Stock Market, LLC, September 18, 2025, Embrace Change Acquisition Corp.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Embrace Change Acquisition Corp effective at the opening of the trading session on September 29, 2025. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule IM-5101-2.The Company was notified of the Staff determination on August 14, 2025.
The Company securities was suspended on August 21, 2025. The
Staff determination to delist the Company security became final on August 21, 2025.